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                             December 22, 2022

       Rafael Museri
       Chief Executive Officer
       Selina Hospitality PLC
       6th Floor, 2 London Wall Place
       Barbican, London EC2Y 5AU
       England

                                                        Re: Selina Hospitality
PLC
                                                            Registration
Statement on Form F-1
                                                            Filed November 30,
2022
                                                            File No. 333-268587

       Dear Rafael Museri:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       General

   1. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being
registered for resale. Please highlight any differences in the current trading price, the
prices that the Sponsor, private placement investors, PIPE investors and other selling
securityholders acquired their shares and warrants, and the price that the public securityholders
acquired their shares and warrants. Disclose that while
                                                        the Sponsor, private
placement investors, PIPE investors and other selling securityholders may experience a
positive rate of return based on the current trading price, the public securityholders may not
experience a similar rate of return on the securities they
                                                        purchased due to
differences in the purchase prices and the current trading price. Also
 Rafael Museri
FirstName LastNameRafael  Museri
Selina Hospitality PLC
Comapany22,
December  NameSelina
              2022     Hospitality PLC
December
Page 2    22, 2022 Page 2
FirstName LastName
         disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, include appropriate risk factor disclosure. Cover Page

2. For each of the securities being registered for resale, please disclose the price that the selling securityholders paid for such securities.
3. Please clarify your disclosure in the fifth paragraph by specifically disclosing the exercise price of the warrants compared to the market price of the underlying security. As the warrants are currently out the money, disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds sections and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
4. We note the significant number of redemptions of the BOA Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Please disclose whether the shares being registered for resale were purchased by the selling securityholders for prices below the current market price of the Ordinary Shares and describe the negative impact sales of these shares could have on the public trading price of the Ordinary Shares.
Risk Factors, page 10

5. Please revise your risk factor on page 35 clarifying the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
         Ordinary Shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.
6.       You state on page 41 that    [f]uture resales of Ordinary Shares
and/or Warrants may cause
         the market price of such securities to drop significantly . . ." This statement should be updated given that this prospectus is facilitating those sales.
MD&A, page 64

7. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Ordinary
         Shares, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
 Rafael Museri
Selina Hospitality PLC
December 22, 2022
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any questions.



                                                           Sincerely,
FirstName LastNameRafael Museri
                                                           Division of
Corporation Finance
Comapany NameSelina Hospitality PLC
                                                           Office of Real
Estate & Construction
December 22, 2022 Page 3
cc:       Benjamin Stein
FirstName LastName